CONFIDENTIAL INFORMATION REDACTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION OMMITED PORTIONS INDICATED BY [****]

October 31, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Attention: Mengyao Lu, Staff Accountant

         Edwin Kim, Staff Attorney

Re:	iClick Interactive Asia Group Limited

Registration Statement on Form F-1 Filed October 20, 2017 (Registration Statement No. 333-221034 )

Ladies and Gentlemen:

We are submitting this letter on behalf of iClick Interactive Asia Group Limited (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form F-1 (File No. 333-221034) (the “Registration Statement”).

Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. 200.83, and the Freedom of Information Act.

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

The purpose of this letter is to notify the Staff that, based on discussions with the Company’s Board of Directors and input provided by the lead underwriters for the offering, the Company anticipates that the price range for this offering will be between US$[****] and US$[****] per ADS (or US$[****] and US$ [****] per Class A Ordinary Share, assuming a Class A Ordinary Share to ADS ratio of [****]: [****]) (the “Preliminary IPO Price Range”) 1. The Preliminary IPO Price Range assumes a successful offering of [****]% of the total number of ordinary shares outstanding on fully diluted basis post IPO as the offer size and represents an estimate of the fair value of the unrestricted, freely tradable shares that would be sold in the public offering market without liquidity and marketability discounts. The Company will include the actual price range in an amendment to the Registration Statement shortly before the commencement of the Company’s roadshow process (the “Actual Price Range”), and confirms that this Actual Price Range will be narrowed to comply with the Staff’s interpretation regarding the parameters of a bona fide price range. That price range will be subject to then-current market conditions, continuing discussions with the underwriters and any other factors affecting the Company or the proposed offering. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

The respective valuations of the Company’s shares used for purposes of option grants made by the Company since October 2016 are set forth in the table below. In each case, the valuation as of the respective grant date was determined by the Company’s Board of Directors based on numerous objective and subjective factors, including input from Company management and independent third-party valuations. These valuations also reflected the illiquidity of the Company’s shares and the uncertainty of the Company’s initial public offering as of each grant date.

Option grant period	Number of shares underlying of share options	Price per share of ordinary share in USD[2]	Total Equity value for preferred shares and ordinary shares in USD’000
1 Jan 2017	285,200	18.140	465,388
1 April 2017	5,000	20.357	521,153
1 Jul 2017	12,000	22.527	575,582

As disclosed on pages 69 and 167 and in Note 18 (Share-based Compensation) on pages F-110 to F-111 of the Registration Statement, on December 28, 2016, the Company authorized and communicated the issuance of restricted ordinary shares of 1,068,114 and 801,086 of the Company to certain employees upon fulfillment of certain performance conditions for the fiscal years of 2017 and 2018, respectively and these employees have to be remained employed by the Company. Considering the likelihood of achieving the performance conditions are not probable as of December 31, 2016 and June 30, 2017, no share-based compensation expense has been recorded. Total fair value of these shares was US$32.9 million which underlying per share price was US$17.5853 and total equity value for preferred shares and ordinary shares was US$468.7 million.

[1]	The price per share is calculated on an as-converted (assuming conversion ratio of 1:1) and fully diluted basis (i.e., including all the shares underlying all outstanding equity-based awards, whether or not they are vested).
[2]	The price per share is calculated on an as-converted (assuming conversion ratio of 1:1) and fully diluted basis (i.e., including all the shares underlying all outstanding equity-based awards, whether or not they are vested).
[3]	The price per share is calculated on an as-converted (assuming conversion ratio of 1:1) and fully diluted basis (i.e., including all the shares underlying all outstanding equity-based awards, whether or not they are vested).

In addition, as disclosed on page 166 and in Note 18 (Share-based Compensation) on pages F-109 to F-110 of the Registration Statement, 120,067 options that were granted to Wing Hong Sammy Hsieh and 29,933 options that were granted to Yau Ping Ricky Ng shall vest immediately upon the earlier of the following: (i) approval of the Company’s listing on a stock exchange with an expected market capitalization of no less than US$500 million, or (ii) any merger or acquisition of the Company at a valuation of US$500 million or above as a result of which the shareholders immediately prior to such merger or acquisition no longer hold a majority of the outstanding shares of the surviving corporation, and shall expire immediately prior to the listing on a stock exchange. Therefore, share-based compensation under staff cost, which is a component of our general and administrative expenses, of US$[****] million shall be recognized upon approval of the Company listing with an expected market capitalization of no less than US$500 million, which implies a price per share at US$[****]4, assuming [****]% of the total number of ordinary shares outstanding on fully diluted basis post IPO as the offer size. The Company will include the following language in the Management’s Discussion and Analysis of Financial Conditions and Results of Operations to explain the expected share-based compensation associated with the 120,067 options that were granted to Wing Hong Sammy Hsieh and 29,933 options that were granted to Yau Ping Ricky Ng, should the Actual Price Range straddles US$[****].

“As of June 30, 2016 and June 30, 2017, there were 150,000 share options granted to certain employees the vesting of which was subject to the earlier occurrence of any of the following events, either (i) the Company being approved to be listed on a stock exchange with an expected market capitalization of no less than US$500,000,000; or (ii) a merger or acquisition of the Company or any of its subsidiaries at a valuation of US$500,000,000 or above in which the shareholders of the Company shall no longer hold a majority of the outstanding shares of the surviving corporation. Therefore, the Company expects to record share-based compensation of US$[****] million in the fourth quarter of 2017 with respect to such grants if the offering price is US$[****] or above.”

If you have any questions or require additional information, please contact me at +852-2532-3783 or via e-mail at szhao@cgsh.com.

Very truly yours,

By:	/s/ Shuang Zhao
Shuang Zhao

cc:	Sammy Hsieh, Chairman and Chief Executive Officer, iClick Interactive Asia Group Limited

Jill Jiao, Chief Financial Officer, iClick Interactive Asia Group Limited

Wilson Chow, Partner, PricewaterhouseCoopers

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP

[4]	The price per share is calculated on an as-converted (assuming conversion ratio of 1:1) and fully diluted basis (i.e., including all the shares underlying all outstanding equity-based awards, whether or not they are vested).